UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

INFORMATION OF INTEREST TO THE MARKET

(Santiago, Chile, April 10th, 2013) – Compañía Cervecerías Unidas S.A. (CCU) announces that in the Shareholders’ Meeting held today, April 10th, the following members of the Board were elected for a period of three years:

Vittorio Corbo Lioi
Andrónico Luksic Craig
Pablo Granifo Lavín
Carlos Molina Solís
John Nicolson
Manuel José Noguera Eyzaguirre
Philippe Pasquet
Francisco Pérez Mackenna
Jorge Luis Ramos Santos

The director Mr. Vittorio Corbo Lioi was elected independent director in accordance with article 50 bis of Law No. 18,046.

Furthermore, under extraordinary session held today, the Board of Directors appointed Mr. Andrónico Luksic Craig as Chairman of the Board and Mr. John Nicolson as Vice Chairman of the Board. In the same session, independent director Mr. Vittorio Corbo Lioi appointed as members of the Directors Committee, Mr. Philippe Pasquet and Mr. Francisco Pérez Mackenna. In accordance with Sarbanes Oxley Act, the Board appointed as members of the Audit Committee Directors Mr. Vittorio Corbo Lioi and Mr. Philippe Pasquet, both independent under the criteria of the Act, and Mr. Francisco Pérez Mackenna and Mr. Jorge Luis Ramos Santos.

CCU is a diversified beverage company operating principally in Chile, Argentina and Uruguay. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the second-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water and nectars producer, the largest pisco distributor and also participates in the HOD, rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: April 11, 2013